SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of: March 2003

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

     1055 West Hastings Street, Suite 1980 Vancouver, British Columbia, Canada V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  _X_                   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___                         No  __X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1. 10% Redeemable Convertible Debenture Due January 31, 2008

On January 6, 2003, Minco Mining & Metals Corporation (the "Registrant") announced a proposed private placement of Convertible Debentures (the "Debenture") of up to C$500,000 the proceeds of which, if concluded, would be used for advancing exploration on the Registrant's gold exploration projects in China and general working capital (see Form 6-K dated January 23, 2003).

On February 27, 2003, the Registrant announced an oversubscription to the Convertible Debenture by approximately 12% with all other tems of the Private Placement remaining unaltered. The Toronto Stock Exchange approved an extension deadline for the closing to be March 17, 2003.

On March 6, 2003 the Company announced the closing of the Convertible Debenture for C$580,600.

The Registrant currently has 18,610,123 issued and outstanding common shares. The maximum number of common shares issuable upon conversion of the Debentures will be 1,451,500 excluding common shares issued as interest payments.

A copy of the Registrant's news releases dated February 27, 2003 and March 6, 2003 announcing the proposed Debenture are attached.

2. Exhibits

2.1 News Releases dated February 27, 2003 and March 6, 2003.

2.2 Blank Convertible Debenture.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIN CO MINING & METALS CORPORATION

/s/ William Meyer

Date: March 14, 2003                                                                                                  William Meyer

                                                                                                                                    Director and Chairman

Exhibit 2.1

TSE : MMM

For Immediate Release: March 6, 2003                                                                                                                     NEWS RELEASE

Minco Closes Convertible Debenture of C$580,600

Vancouver, British Columbia - Minco Mining and Metals Corporation is pleased to announce the closing of it Convertible Debenture for C$580,600.

The Debenture will pay interest at a rate of 10% per annum and will mature in five years. The Debenture will be convertible at any time at the option of the Debenture holders into common shares of Minco at a conversion rate of C$0.40 per share and the converted common shares will be subject to a one-year hold period from the date of closing. Minco holds the option to pay interest on the Debenture in the form of cash or common shares.

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (MMM:TSX). The Company has advanced gold and base metal properties in China.

For further information, please contact Steve Kubota, Investor Relations Manager at Minco at 1-888-288-8288 or (604) 688-8002

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release

Exhibit 2.1

TSE : MMM

For Immediate Release: February 27, 2003                                                                                                                NEWS RELEASE

Minco Announces Oversubscription to Convertible Debenture

Vancouver, British Columbia - Minco Mining and Metals Corporation announces that its previously announced Convertible Debenture (January 6, 2003) has been oversubscribed by approximately 12% and the Company has received approved from the Toronto Stock Exchange to extend the closing date to March 17, 2003. The Company anticipates that the financing will close prior to this date.

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (MMM:TSX). The Company continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.

Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncert ainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, metals price volatility, volatility of metals production, project development risks and ability to raise financing. Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results. The Company undertakes no obligation and has no intention of updating forward-looking statements.

For further information, please contact Steve Kubota, Investor Relations Manager at Minco at 1-888-288-8288 or (604) 688-8002

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release

Exhibit 2.2

CONVERTIBLE DEBENTURE SUBSCRIPTION AGREEMENT

THIS SUBSCRIPTION AGREEMENT is made as of the day of January, 2003.

BETWEEN:	MINCO MINING & METALS CORPORATION
#1980 - 1055 West Hastings Street
Vancouver, British Columbia
V6E 2E9

	(hereinafter called “the Issuer”)	OF THE FIRST PART

AND

	(hereinafter called the “ Purchaser”)	OF THE SECOND PART

WHEREAS the Issuer's common shares are listed on the Toronto Stock Exchange (the “Exchange”) and the Issuer is subject to the regulatory jurisdiction of the Exchange and the British Columbia and Ontario Securities Commissions (the “Commissions”);

AND WHEREAS the Purchaser wishes to subscribe for and purchase, upon the terms and conditions set out herein under this agreement (the “Subscription Agreement” or the “Subscription”), certain 10% Redeemable Convertible Debentures due January 31, 2008 (the “Debentures”, with each individual debenture being referred to as a “Debenture”) of the Issuer.

1. SUBSCRIPTION

1.1  The Purchaser hereby subscribes for the Debenture substantially in the form and containing the terms and conditions as set forth in Schedule “A” and agrees to purchase from the Issuer $ principal amount of the Debentures, representing the purchase price of this Subscription.

1.2  The Purchaser agrees to pay for the Subscription upon its execution of this Subscription Agreement below, or by making payment in such other manner as is acceptable to the Issuer, failing which the Issuer shall have the right to rescind this Subscription Agreement, in addition to any other legal rights it may have.

1.3 The Debenture is convertible at any time during its term at the option of the Purchaser into common shares (the “Common Shares”) of the Issuer at a price of C$0.40 per share (the “Conversion Price”).

1.4  The Debenture hereunder will be for a term expiring on January 31, 2008 and shall be fully redeemable by the Issuer at any time during its term, provided that the Issuer first provides the Purchaser with 30 days notic e of redemption to allow the Purchaser time to exercise its conversion rights prior to the date of redemption.

1.5  The Issuer will pay interest on the Debenture outstanding from time to time (including without limitation any accrued but unpaid interest) at a rate of 10% per annum in arrears, payable semi-annually. Interest will accrue and be payable before and after default, maturity, and judgment. The Debenture hereunder allows the Issuer to have the option to pay semi-annual interest in the form of Common Shares of the Issuer, in lieu of cash payments.

 1.6 The Debenture shall contain a provision whereby the Issuer has the option to shorten the period within which the Purchaser has to exercise its right of conversion of the Debentures into Common Shares if at any time the Common Shares of the Issuer should trade for a period of 30 consecutive trading days with the average closing price that is more than 100% above the Conversion Price. The shortened period shall be 30 days from the date that the Issuer provides the Purchaser with notice of exercise of the Issuer’s option.

 1.7 This is a Subscription only and will not become an agreement between the Issuer and the Purchaser until this Subscription is accepted by the Issuer upon its signing the Subscription Form attached to this Subscription Agreement. The Purchaser waives the necessity for the Issuer to communicate acceptance of this Subscription and acknowledges that this Subscription will become a binding agreement on acceptance by the Issuer and the approval of the Exchange.

 2. ACKNOWLEDGEMENTS, REPRESENTATIONS AND WARRANTIES

     By the Purchaser

 2.1  The Purchaser acknowledges, represents and warrants to the Issuer as at the date hereof and as at the  Closing Date, that:

(a)	No prospectus has been filed by the Issuer with the Exchange or the Commissions in connection with the issuance of the Debenture, and that the issuance of the Debentures will occur under an exemption from the prospectus requirements of the Securities Acts of British Columbia and Ontario (the “B.C. Act” and the “Ontario Act” respectively and collectively referred to as the “Acts”), and regulations and rules promulgated pursuant to the Acts and that as a result:

(i)	the Purchaser is restricted from using most of the civil remedies available under the Acts;
(ii)	the Purchaser may not receive information that would otherwise be required to be provided to the Purchaser under the Acts; and
(iii)	the Issuer is relieved from certain obligations that would otherwise apply under the Acts;
(b)	The Purchaser hereby warrants, represents and acknowledges to the Issuer that the Purchaser is:
	(i)	a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;
	(ii)	a spouse, parent, grandparent, brother, sister or child of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;
	(iii)	a close personal friend of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer;
	(iv)	a close business associate of a director, senior officer or control person of the Issuer, or of an affiliate of the Issuer; or

	(v)	a person or company that is wholly-owned by any combination of persons or companies described in paragraphs (i) to (iv).
(c)	The Purchaser is purchasing the Debenture as principal and no other person, corporation, firm, or other organization, will have a beneficial interest in the Debenture or the Common Shares resulting from the conversion of the Debenture;

(d)	The Purchaser will execute and deliver to the Issuer:
	(i)	the Private Placement Questionnaire and Undertaking (the “Private Placement Questionnaire and Undertaking”), substantially in the form attached hereto as Schedule “B” for filing with the Exchange; and
	(ii)	if the Purchaser is a resident of the U.S. the Certificate of U.S. Person (the “U.S. Certificate”), substantially in the form attached hereto as Schedule “C”;
(e)	The representations, warranties and statements of fact made by the Purchaser in each of the Private Placement Questionnaire and Undertaking and, if applicable, the U.S. Certificate are true and correct as of the date hereof and will be true on the Closing Date;

(f)	The Debenture was not offered to the Purchaser through an advertisement in printed media of general and regular paid circulation, radio or television;
(g)	The offer made by this Subscription Agreement is irrevocable and requires acceptance by the Issuer and the approval of the Exchange;
(h)	The Common Shares resulting from the conversion of this Debenture have not been and will not be registered under the United States Securities Act of 1933, as amended. Accordingly, any offer or sales in the United States or to such nationals or residents thereof must be pursuant to the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom. The Issuer does not make any representation with respect, nor has it assumed any responsibility for, the registration of the Common Shares or the availability of any such exemption; and the Issuer does not make any representations as to when, if at any time, the Common Shares may be resold in the United States or to such nationals who are residents thereof;

(i)	This Subscription Agreement has not been solicited in any manner contrary to the Acts of the rules and regulations promulgated thereunder or the United States Securities Act of 1933, as amended;
(j)	No person has made to the Purchaser any written or oral representation:
	(i)	that any person will resell or repurchase all, or any part of, the Debenture or the Common Shares resulting from the conversion of the Debenture;
	(ii)	that any person will refund the purchase price of, or any part of, the Debenture or the Common Shares resulting from the conversion of the Debenture;
	(iii)	as to the future price or value of any of the Debenture or Common Shares;
(k)	Based on information as to issued capital provided by the Purchaser by the Issuer, the Purchaser is not a “control person” of the Issuer as defined in the Acts and will not become a

“control person” by virtue of the purchase of the Debenture and does not intend to act in concert with any other person or corporation to form a control group;
(l)	The Purchaser has no knowledge of a “material fact” or “material change” (as those terms are defined in the Acts) in the affairs of the Issuer that has not been generally disclosed to the public, save knowledge of this particular transaction;

(m)	The purchase of this Debenture has been privately negotiated and arranged and the Purchaser has been invited and afforded the opportunity to conduct a review of all of the Issuer's affairs and records in order that the Purchaser may be properly and fully aware of all of the facts relevant to the Issuer's affairs;

(n)	The Purchaser has sought and obtained or has declined to obtain independent legal advice regarding the purchase and re-sale of the Debenture, or the resulting Common Shares from the conversion of the Debenture, under the Acts;

(o)	Unless the Purchaser is otherwise exempted under the Acts, or the rules and regulations promulgated thereunder, and the applicable rules or policies of the Exchange, the Debenture or the Common Shares must be unconditionally held for a period of twelve (12) months from the Closing Date, except as may be otherwise permitted by the Acts or the rules and regulations promulgated thereunder;

(p)	If the Debenture, or any portion thereof, is converted into Common Shares during the period of twelve (12) months from the Closing Date, the share certificates representing the shares will contain a legend or legends denoting restrictions on transfer or referred to herein;

(q)	The entering into this Subscription Agreement and the transactions contemplated hereby will not result in the violation of any of the terms and provisions of any law applicable to or, if the Purchaser is a corporation, the constating documents of the Purchaser or of any agreement, written or oral, to which the Purchaser may be a party or by which the Purchaser is or may be bound;

(r)	This Subscription Agreement has been duly executed and delivered by the Purchaser and constitutes a valid obligation of the Purchaser legally binding upon the Purchaser and enforceable against the Purchaser in accordance with its terms;

(s)	The Purchaser acknowledges that an investment in the Debenture involves a high degree of risk, and the Purchaser represents that it is an investor who by virtue of net worth and investment experience and is able to bear the economic risk of an investment in the Debenture, including the risk of total loss of the investment;

(t)	The Purchaser acknowledges that the issuance and sale of the Debenture is made in reliance upon registration and/or prospectus exemptions contained in the Acts and, as a result:
	(i)	the Purchaser is restricted from using certain civil remedies otherwise available under the Acts; and
	(ii)	the Issuer is relieved from certain obligations that would otherwise apply under the Acts in respect of the Purchaser’s subscription for the Debenture; and
(u)	The representations, warranties, covenants and acknowledgements of the Purchaser contained in the Subscription Agreement are made by the Purchaser with the intent that they may be relied upon by the Issuer in determining the Purchaser's eligibility to purchase the Debenture hereunder and the Purchaser hereby agrees to indemnify the Issuer against all losses, claims, costs, expenses and damages or liabilities which it may suffer or incur, caused or arising from its reliance thereon and the Purchaser further agrees that by accepting the Debenture, the Purchaser shall be representing and warranting that such representations, warranties, covenants and acknowledgements are true as at the Closing Date with the same force and effect as if they had been made by the Purchaser at the Closing Date and that they shall survive the purchase by the Purchaser of the Debenture and shall continue in full force and effect notwithstanding any subsequent disposition by the Purchaser of the Debenture.

By the Issuer

2.2		The Issuer acknowledges, represents and warrants, to the Purchaser as at the date hereof and as at the
Closing Date, that:

	(a)	The Issuer and its subsidiaries, if any, are valid and subsisting corporations duly incorporated and in good standing under the laws of the jurisdiction of their incorporation;

	(b)	The Issuer will reserve or set aside sufficient shares in the treasury of the Issuer to issue the
Common Shares resulting from the conversion of the Debenture;

	(c)	The Issuer is not on the list of defaulting issuers maintained by the Commissions;

	(d)	The Issuer shall use its best efforts to diligently seek and obtain the acceptance for filing of this
Subscription Agreement by the Exchange and will make all filings necessary under the Acts and the rules and regulations promulgated thereunder respectively in respect of the transaction contemplated hereby;

	(e)	The issuance and sale of the Debentures and the Common Shares of the Issuer into which amounts outstanding under the Debentures may be converted, by the Issuer does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Issuer is a party; and

	(f)	This Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Issuer and constitutes a valid obligation of the Issuer legally binding upon it and enforceable against the Issuer in accordance with its terms.

3.		CLOSING DATE

3.1	The	closing date contemplated by this transaction will take place within 5 business days of the acceptance by the Exchange;

3.2		On the Closing Date, the Issuer shall deliver to the Purchaser an executed Debenture substantially in the form attached hereto as Schedule “A” registered in the name of the Purchaser or the Purchaser's nominee;

4.		HOLD PERIOD

4.1		The Purchaser acknowledges that the Debentures and any Common Shares issued upon the conversion thereof may not be traded in British Columbia or Ontario for a period of twelve (12) months from the Closing Date, except as may be otherwise permitted by the Acts and rules and regulations promulgated thereunder. The Debenture, or any portion thereof, converted into Common Share certificates during the twelve month period will contain a legend denoting the restrictions on transfer imposed by the Acts and the Exchange. The Purchaser agrees to sell, assign or transfer the Securities only in accordance with the requirements of the Acts, the rules and regulations promulgated thereunder and the Exchange.

5. MISCELLANEOUS

5.1  Upon acceptance of the Subscription Agreement contained herein by the Issuer, the Debenture shall constitute a valid and binding agreement between the parties, subject only to the approval thereof by the Exchange.

5.2   The parties to this Subscription Agreement will execute and deliver all such further and other deeds, documents and assurances, and will perform all such further and other acts as may, in the opinion of counsel for the Issuer, be necessary for the purposes of giving effect to or perfecting the transaction contemplated by this Subscription Agreement.

5.3  This Subscription Agreement constitutes the entire agreement between the parties hereto pertaining to the specific subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto, and there are no warranties, representations, or collateral agreements, express or implied, between the parties hereto in connection with the subject matter hereof except as expressly set forth herein.

5.4  The parties to this Subscription may amend this Subscription Agreement only in writing.

5.5  Time is of the essence of this Subscription Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).

5.6  This Subscription Agreement will be governed by and construed in accordance with the laws of British Columbia and the laws of Canada applicable thereon and the parties hereby irrevocably attorn to the jurisdiction of the Courts of such P rovince.

5.7  A party to this Subscription Agreement will give all notices to or other written communications with the other party to this agreement concerning the Debenture transaction by hand or by registered mail addressed to the address given above.

5.8  This Subscription Agreement shall enure to the benefit of and is binding upon the parties to this Subscription Agreement and their successors and permitted assigns.

5.9  This agreement is non-assignable.

5.10  The acknowledgements, representations and warranties of the Purchaser and the Issuer herein shall survive the Closing Date for a period of two years.

SUBSCRIPTION FORM

To:      MINCO MINING & METALS CORPORATION (the “Company”)

            #1980 – 1055 West Hastings Street

            Vancouver, BC

            V6E 2E9

The undersigned hereby Subscribes for  ________a 10% Redeemable Convertible Debenture (the “Debenture”) to be issued by MINCO MINING & METALS CORPORATION at a purchase price of C$ and encloses herewith a certified or cashier's cheque, bank draft, or money order payable to the Company, or payment in such other manner as may be acceptable by the Company, in full payment of the Debenture.

The undersigned hereby requests that:

(a)  the Debenture be allotted to the undersigned; and

(b) the name and address of the undersigned as shown below be entered in the registers of the Debenture holders of the Company.

IN WITNESS WHEREOF the parties have executed and delivered this Subscription Agreement as of and from the date first above written.

Subscriber:
(Print Name)

Signature of Witness	(Signature of Subscriber)

(If Subscriber is a company, please print here name and
office of person whose signature appears above.)
Email Address: _____________________________________	Address:

ACCEPTED BY the Issuer as of and from the date first above written.

MINCO MINING & METALS CORPORATION C/S

Per: ____________________________________________
President

SCHEDULE “A”

MINCO MINING & METALS CORPORATION

No.    ___________                                                                                                                             $ ____________

10% REDEEMABLE CONVERTIBLE DEBENTURE DUE JANUARY 31, 2008

THIS 10% REDEEMABLE CONVERTIBLE DEBENTURE comprises part of a duly authorized debenture of Minco Mining & Metals Corporation, a corporation organized under the laws of the province of British Columbia, Canada and having its principal address at suite 1980, 1055 West Hastings Street, Vancouver, BC, V6E 2E9 (the “Company”), designated as its 10% Redeemable Convertible Debentures due January 31, 2008 in an aggregate principal amount of $ __________
in lawful money of Canada (the “ Debentures”, each individual debenture being referred to as a “Debenture ”).

FOR VALUE RECEIVED, the Company promises to pay to the order of address at having an , the holder hereof, or its registered assigns (the “Subscriber”), the principal sum of ___________ ($___________) on January 31, 2008 (the “Maturity Date”) and to pay interest on the principal sum outstanding under this Debenture, at the simple interest rate of 10% per annum, with such interest payments being payable semi-annually on July 31 and January 31 of each year during the term of this Debenture (each such date, “Interest Date”), provided however that no interest shall accrue on or after a Conversion Date on that portion of the principal sum outstanding under this Debenture converted into Common Shares. Interest payments due to the Subscriber hereunder may be satisfied, in whole or in part, at the sole election of the Company, by the issuance of Common Shares to the Subscriber in accordance with the terms specified herein, subject in each case to the prior written consent of the TSX.

Monies received by the Subscriber shall be allocated firstly to payment of all accrued and unpaid interest before any monies shall be paid on account of the principal sum. Interest shall be calculated based on a 365-day year.

The interest so payable will be paid to the person in whose name this Debenture is registered on the records of the Company regarding registration and transfers of the Debentures (the “Debenture Register”) at the close of business on the record date for interest accrued or payable on such Interest Date; provided, however, that the Company's obligation to a transferee of this Debenture arises only if the transfer, sale or other disposition is made in accordance with Paragraph 2. The record date for any interest payment or accrual is the close of business on the date five (5) Business Days prior to the Interest Date.

Each Debenture, which is part of the Debentures, shall be equal in all respects (except as to the quantum of the principal sum advanced by each Subscriber) and rank pari passu with every other Debenture constituting the Debentures and without preference or priority on maturity, redemption or payments to Subscribers. The Subscriber shall receive that proportion of all moneys due in respect of the Debentures, which the principal amount of the Debenture held by the Subscriber is of the aggregate principal amount of all Debentures then outstanding.

The Company is entitled to pre-pay and redeem this Debenture in whole or in part at any time without bonus or penalty, provided that the Company provides the Subscriber with thirty (30) days prior written notice of its interest to pre-pay to allow the Subscriber time to exercise its right of conversion if it so elects.

The Debenture is subject to the following additional provisions:

1. DEFINITIONS

(a) For purposes hereof, the following terms shall have the following meanings:

“Business Day” means any day other than a Saturday, Sunday or statutory holiday in the provinces of British Columbia or Ontario, Canada;

“Common Shares” means common shares of the Company and any other security into which such Common Shares shall be converted or for which they shall be exchanged pursuant to any recapitalization, reorganization, merger, consolidation, share exchange or similar transaction;

“Conversion Date” shall have the meaning set forth in Paragraph 3(d)(i);

“Conversion Notice” shall have the meaning set forth in Paragraph 3(d)(i);

“Conversion Rate” shall have the meaning set forth in Paragraph 3(b);

“Event of Default” shall have the meaning set forth in Paragraph 9;

“Outstanding Amount” means the principal sum outstanding under this Debenture from time to time and all accrued but unpaid interest thereon;

“person” means an individual, partnership, venture, unincorporated association, organization, syndicate, corporation, limited liability company, or other entity, trust and trustee, executor, administrator or other legal or personal representative or any government or any agency or political subdivision thereof;

(b)  Whenever the sense of this Debenture requires, words in the singular shall be deemed to include the plural and words in the plural shall be deemed to include the singular. Paragraph headings are for convenience only and shall not affect the interpretation of this document.

2.  TRANSFERS

The Subscriber may transfer or assign this Debenture or any interest herein (but in no event in an amount less than $5,000 of the principal of the Outstanding Amount); provided, however, that it shall be a condition of such transfer or assignment that the Subscriber will furnish the Company in advance with evidence reasonably acceptable to the Company to the effect that such transfer or assignment is exempt from the registration and prospectus requirements under applicable securities laws.

3.  CONVERSION

(a) Subscriber's Right to Convert. The principal portion of the Outstanding Amount shall be convertible, in whole or in part, at the option of the Subscriber at any time and from time to time prior to the Maturity Date, into Common Shares of the Company.

(b) The Company's Right to Shorten Conversion Period. At any time during the term of the Debenture, should the Common Shares of the Company trade for a period of 30 consecutive trading days at an average closing price exceeding $0.80 per Common Share, the Company shall have the option, exercisable by providing the Subscriber with written notice, of shortening the Subscriber’s right to convert the principal portion of the Outstanding Amount to a period of thirty (30) days from the date of such notice.

(c) Conversion Price. Each $0.40 of the principal portion of the Outstanding Amount shall be convertible into one fully paid and non-assessable Common Share of the Company (the “Conversion Rate”), subject to adjustment under Paragraph 3(d)(i). Subject on each occasion to the prior written consent of the TSX, interest payments due to the Subscriber hereunder may be satisfied, in whole or in part, at the sole election of the Company, by the issuance of Common Shares to the Subscriber in lieu of cash payments. In the event the Company elects to satisfy any portion of interest due hereunder by issuing Common Shares, the number of Common Shares issued will be calculated by dividing the amount of interest being converted by the weighted average trading price of the Company’s Common Shares for the 20 trading days immediately preceding the applicable Interest Date. The Company shall provide written notice of such election to the Subscriber prior to the applicable Interest Date specifying the amount of interest to be satisfied by way of issuance of Common Shares.
(d) Mechanics of Conversion.
(i)	Mechanics of Conversion by the Subscriber. In order to convert the principal portion of the Outstanding Amount into Common Shares, the Subscriber shall surrender this Debenture, together with written notice in the form of Schedule A, attached hereto (the “ Conversion Notice”), to the Company that the Subscriber elects to convert all or the portion of the principal portion of the Outstanding Amount as specified therein. The aforesaid notice and election shall be irrevocable by the Subscriber unless the Company shall default in or fail to fulfill any or all of its obligations arising hereunder or otherwise by reason of such notice or election, in which case, in addition to and not in lieu of any and all other rights and remedies to which the Subscriber may thereby be and become entitled, such notice and election, by further notice to the Company, may be revoked and rescinded at the election of the Subscriber exercised in its sole discretion. Each Conversion Notice shall provide for the Subscriber's election to convert at least $1,000 of the principal portion of the Outstanding Amount. The date on which a Conversion Notice is given (the “Conversion Date”) shall be deemed to be the later of: (i) the date the Company received by mail or facsimile a duly executed Conversion Notice, and (ii) the date specified for conversion in the relevant Conversion Notice. Upon receipt of any Conversion Notice, the Company shall immediately verify the Subscriber's calculation of the Conversion Rate. Unless the Company objects, in writing, to the Subscriber's calculation within five (5) Business Days after receipt of the Conversion Notice, the Company will be deemed to have accepted such calculation;

(ii)	Issuance of Certificates. Upon receipt by the Company of a Conversion Notice or upon the Company’s election to satisfy any interest payment by the issuance of Common Shares, the Company shall use reasonable commercial efforts to cause the Company's transfer agent for the Common Shares to issue and deliver a certificate for the number of Common Shares to which the Subscriber shall be entitled upon such conversion or interest payment as promptly as practicable to such Subscriber (or to its direction) and thereafter the Outstanding Amount shall be reduced accordingly. Upon delivery of the originally signed copy of the Debenture to the Company, the Company will deliver to the Subscriber a Debenture for the remaining Outstanding Amount;

(e)	No fractional Common Shares shall be issuable hereunder. The number of Common Shares that are issuable upon any conversion shall be rounded down to the nearest whole share;
  (f)  The Company shall reserve and keep available at all times after the issuance of this Debenture, free of preemptive rights, sufficient Common Shares for the purpose of enabling the Company to satisfy any obligation to issue Common Shares upon conversion into Common Shares of the aggregate Outstanding Amount of the Debentures from time to time.

4.	SHARE SPLITS, DIVIDENDS, REORGANIZATIONS
(a)	Common Share Splits, Dividends . In case the Company shall at any time subdivide the outstanding Common Shares into a greater number of shares, whether by share dividend, share split or otherwise, the Conversion Rate in effect immediately prior to such subdivision shall be proportionately reduced and the number of Common Shares into which the Outstanding Amount is convertible shall be proportionately increased. In case the outstanding Common Shares shall be combined into a smaller number of shares, the Conversion Rate in effect immediately prior to such combination shall be proportionately increased and the number of Common Shares into which the Outstanding Amount is convertible hereunder shall be proportionately reduced;

(b)	Reclassifications of Common Shares. After the date hereof, in case of any reclassification or change in the outstanding Common Shares, or in case of any consolidation or merger to which the Company is a party (except a merger in which the Company is the surviving corporation and which does not result in any reclassification or change in the outstanding Common Shares), or in case of any sale or conveyance to another person or entity of all or substantially all of the property of the Company, effective provision shall be made by the Company or by the successor or purchasing person that the Subscriber shall have the right, upon conversion of this Debenture, at the Conversion Rate in effect immediately prior to such reclassification, change, consolidation, merger, sale or conveyance for the number of Common Shares that, but for such transaction, the Subscriber would have received upon conversion hereunder, to receive the kind and amount of Common Shares receivable in such transaction by the Company and/or its affiliates;

(c)	No Other Anti-dilution Rights. Except as expressly set forth herein, the Subscriber shall not be entitled to any anti-dilution rights with respect to either (i) the number and kind of shares subject to this Debenture or (ii) the Conversion Rate.

5.	COVENANTS OF THE COMPANY

Operations. The Company covenants and agrees with the Subscriber that from and after the date of this Debenture until all Outstanding Amounts are paid in full (and/or converted into Common Shares), the Company shall:

(a)	Do or cause to be done all things necessary to keep in full force and effect its corporate existence and all rights, franchises, licenses and qualifications to carry on its business or to own property in each jurisdiction in which it carries on a material part of its business or owns material property;

(b)	Continue to conduct and operate a business of substantially the same nature as that engaged by the Company on the date hereof and conduct such business in a proper, efficient and business-like manner;
(c)	Duly and punctually pay or cause to be paid all principal, interest and other amounts payable by the Company under this Debenture on the dates, at the places and in the moneys and manner set forth herein;

(d)	Promptly advise the Subscriber of the occurrence of any Event of Default or any event which, with the giving of notice or the passage of time or both, would constitute an Event of Default; and
(e)	Not purchase or redeem any Common Shares or other securities of the Company.

6. OBLIGATIONS ABSOLUTE

No provision of this Debenture, other than those provisions relating to the conversion of the Debentures, shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the Outstanding Amount at the time, place and rate, and in the manner, herein prescribed.

7. WAIVERS

The Company hereby expressly waives demand and presentment for payment, notice of nonpayment, protest, notice of protest, notic e of dishonor, notice of intent to accelerate, prior notice of bringing of suit and diligence in taking any action to collect amounts called for hereunder and will be directly and primarily liable for the payments of all sums owing and to be owing hereon, regardless of and without any notice (except as required by law), diligence, act or omission as or with respect to the collection of any amount called for hereunder.

8. REPLACEMENT DEBENTURES

Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Debenture, and, in the case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it, and reimbursement to the Company of all reasonable expenses incidental thereto, and upon surrender and cancellation of this Debenture, if mutilated, the Company will make and deliver a replacement Debenture of like tenor, in lieu of this Debenture.

9. DEFAULT

If one or more of the following events (each called an “Events of Default”) shall occur:

(a)	The Company shall fail to perform or observe any material covenant, term, provision, condition, agreement or obligation of the Company under this Debenture, and such failure shall continue uncured for a period of five (5) Business Days after notice from the Subscriber of such failure;

(b)	The Company shall fail to make any interest payments when due under this Debenture or fail to issue Common Shares upon conversion of this Debenture (other than in accordance with the terms of this Debenture), and such failure shall continue uncured for a period of five (5) Business Days after notice from the Subscriber of such failure;

(c)	The Company shall: (i) become insolvent; (ii) admit in writing its inability to pay its debts generally as they mature; (iii) make a general assignment for the benefit of creditors or commence proceedings for its dissolution; or (iv) apply for or consent to the appointment of a trustee, liquidator or receiver for it or for a substantial part of its property or business;

(d)	A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent and shall not be discharged within sixty (60) days after such appointment;

(e)	Any governmental agency or any court of competent jurisdiction shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company and shall not be dismissed within sixty (60) days thereafter;

(f)	Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings, or relief under any bankruptcy law or any law for the relief of debt, shall be instituted by or against the Company and, if instituted against the Company, shall not be dismissed within sixty (60) days after such institution, or the Company shall by any action or answer approve of, consent to, or acquiesce in any such proceedings or admit to any material allegations of, or default in answering a petition filed in, any such proceeding; or

(g)	The Company shall make a bulk sale of its assets or cease to carry on business;

then, or at any time thereafter prior to the date on which all continuing Events of Default have been cured, and in each and every such case, unless such Event of Default shall have been waived in writing by the Subscriber (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of the Subscriber and in the Subscriber's sole discretion, the Subscriber may, by notice to the Company declare this Debenture immediately due and payable, and the Subscriber may immediately, and without expiration of any period of grace, enforce any and all of the Subscriber's rights and remedies provided herein, or any other rights or remedies afforded by law.

10. SAVINGS CLAUSE

In case any provision of this Debenture is held by a court of competent jurisdiction to be excessive in scope or otherwise invalid or unenforceable, such provision shall be adjusted rather than voided, if possible, so that it is enforceable to the maximum extent possible, and the validity and enforceability of the remaining provisions of this Debenture will not in any way be affected or impaired thereby. If such provision is not capable of being adjusted, it shall be deemed to be severed herefrom and the validity and enforceability of the remaining provisions of this Debenture will not in any way be affected or impaired thereby.

11. ENTIRE AGREEMENT

This Debenture and the subscription agreement pursuant to which this Debenture was issued constitutes the full and entire understanding and agreement between the Company and the Subscriber with respect to the subject hereof. Neither this Debenture nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the Company and the Subscriber.

12. SUCCESSORS AND ASSIGNS

This Debenture shall be binding upon the Company and its successors and shall enure to the benefit of the Subscriber and its heirs, executors, legal personal representatives, successors and/or assigns, as the case may be. Prior to due presentment for transfer of this Debenture, the Company may treat the person in whose name this Debenture is duly registered on the Debenture Register as the owner hereof for the purpose of receiving payment as herein provided and all other purposes, whether or not this Debenture is then overdue, and the Company shall not be affected by notice to the contrary.

13. NO WAIVER

No failure on the part of the Subscriber to exercise, and no delay in exercising, any right, remedy or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise by the Subscriber of any right, remedy or power hereunder preclude any other or future exercise of any other right, remedy or power. Each and every right, remedy or power hereby granted to the Subscriber or allowed it by law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Subscriber from time to time.

14. NO RIGHTS AS SHAREHOLDERS

Nothing contained in this Debenture shall be construed as conferring upon the Subscriber the right to vote or to receive dividends or to consent or to receive notice as a shareholder in respect of any meeting of shareholders of the Company for the election of the directors of the Company or any matter, or any rights whatsoever as a shareholder of the Company. The Subscriber shall have no rights as a shareholder with respect to any Common Shares receivable upon conversion of this Debenture until the Conversion Date. Except as expressly set forth herein, no adjustment shall be made for dividends or any other rights for which the record date occurs prior to the Conversion Date.

15. NOTICE

Unless otherwise provided herein, any notice or other communication to a party hereunder (including a Conversion Notice) shall be deemed to have been duly given if personally delivered or sent by registered mail, postage prepaid with a copy in each case sent on the same day to the party by facsimile, or overnight delivery or courier service to said party at its address set forth herein or such other address as either may designate for itself in such notice to the other. Any notice or other communication shall be deemed to have been duly given and received when delivered in person, three (3) days after the date when posted by registered mail, the next Business Day when posted via overnight delivery or courier service, on the date of delivery if delivered during normal business hours and, otherwise, the next Business Day when transmitted by facsimile, except for a notice changing a party's address, which shall be deemed given at the time of receipt thereof. Any notice given by other means permitted by this Paragraph shall be deemed given at the time of receipt thereof.

Notices to the Company shall be sent to:

Minco Mining & Metals Corporation

#1980 - 1055 West Hastings Street

Vancouver, British Columbia

V6E 2E9

Facsimile No. (604) 688-8030

 Attention: Dr. Ken Cai, President

Notices to the Subscriber shall be sent to:

_______________________________

_______________________________

_______________________________

Facsimile No.:  ____________________

16. CHOICE OF LAW AND VENUE

This Debenture shall be construed under the laws of the province of British Columbia and the laws of Canada applicable therein. Each of the Company and the Subscriber hereby: (i) irrevocably submits to the exclusive jurisdiction of the courts in the Province of British Columbia for the purposes of any suit, action or proceeding arising out of or relating to this Debenture and (ii) waives, and agrees not to assert in any such suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of such court, that the suit, action or proceeding is brought in an inconvenient forum or that the venue of the suit, action or proceeding is improper. The Company consents to process being served in any such suit, action or proceeding by mailing a copy thereof to the Company at the address in effect for notices to it under this Debenture and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing in this paragraph shall affect or limit any right to serve process in any other manner permitted by law.

17. TERMINATION AND DISCHARGE

Upon the conversion of any or all of the Outstanding Amount and the payment by the Company of any Outstanding Amount, including accrued interest, not converted hereunder and the issuance of Common Shares in respect of any conversion right hereunder, this Debenture shall terminate and the Company shall be released and discharged by the Subscriber from all of the Company's obligations and agreements hereunder.

18. COMPUTATION OF TIME

In the computation of a period of time under this Debenture from a specified date to a later date, the word “from” means “from and including” and the words “to” and “until” mean “to but excluding”.

IN WITNESS WHEREOF, the Company has caused this Debenture to be duly executed this ___________ day of January, 2003.

MINCO MINING & METALS CORPORATION

By:  ______________________________________________

Authorized Signatory

C/S

SCHEDULE “A”

(To Be Executed by registered Subscriber in order to convert Outstanding Principal Amounts)

CONVERSION NOTICE

for

10% REDEEMABLE CONVERTIBLE DEBENTURES DUE JANUARY 31, 2008.

The undersigned, as Subscriber of the 10% Redeemable Convertible Debenture due January 31, 2008 of Minco Mining & Metals Corporation (the “Company”), No.
______, in the outstanding principal amount of $_____________________ (the “Debenture”), hereby irrevocably elects to convert $__________ of the outstanding principal amount of the Debenture into common shares of the Company (the “Common Shares”), all according to the conditions of the Debenture, as of the date written below. The undersigned hereby requests that share certificate(s) for the Common Shares to be issued to the undersigned pursuant to this Conversion Notice be issued in the name of, and delivered to, the undersigned or its designee as indicated below.

By: _______________________________________	Print Name: ___________________________________

Print Title: _____________________________________

Issue Common Shares to: _______________________________________________________________________________________

Address:   _______________________________________________________________________________________________________________

_______________________________________________________________________________________________________________________

______________________________ Date of Conversion CONVERSION COMPUTATION

Outstanding Principal Amount To Be Converted:                                                        $   ___________________________________________

Price ($0.40 per Common Share):                                                                                      $  ___________________________________________

Number of Common Shares to be issued on conversion                                                  ___________________________________________

SCHEDULE “B”

THE TORONTO STOCK EXCHANGE

PRIVATE PLACEMENT QUESTIONNAIRE AND UNDERTAKING

To be completed by each proposed private placement purchaser of listed securities or securities which are convertible into listed securities.

Q U E S T I O N A I R E

1.  Description of Transaction

(a)   Name of Issuer of the Securities:

        MINCO MINING & METALS CORPORATION

(b)   Number and Class of Securities to be Purchased:

     $              Convertible Debenture due January 31, 2008 and convertible into common shares at a  price of $0.40 per common share.

(c)  Purchase Price:  ______________________________________________________________________________________

2. Details of Purchaser

 (a) Name of Purchaser:

     ________________________________________________________________________________________

 (b) Address:

      ________________________________________________________________________________________

      ________________________________________________________________________________________

(c)  Names and addresses of persons having a greater than 10% beneficial interest in the Purchaser:

      ________________________________________________________________________________________

      ________________________________________________________________________________________

 3.  Relationship to Issuer

(a) Is the Purchaser, or any person named in response to 2(c) above, an insider of the Issuer for the purposes of the Ontario Securities Act (before giving effect to this private placement)? If so, state the capacity in which the Purchaser qualifies as an insider:

      ________________________________________________________________________________________

(b) If the answer to (a) is no, are the Purchaser and the Issuer controlled by the same person or company? If so, give details:

      ________________________________________________________________________________________

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4. Dealings of Purchaser in Securities of the Issuer

Give details of all trading by the Purchaser, as principal, in the securities of the Issuer (other than debt securities which are not convertible into equity securities), directly or indirectly, within 60 days preceding the date hereof:

      ________________________________________________________________________________________

U N D E R T A K I N G

TO:        THE TORONTO STOCK EXCHANGE

The undersigned has subscribed for and agreed to purchase, as principal, the securities described in Item 1 of this Private Placement Questionnaire and Undertaking.

The undersigned undertakes not to sell or otherwise dispose of any of the said securities so purchased or any securities derived therefrom for a period of six months from the date of closing of the transaction herein or for such period as is prescribed by applicable securities legislation, whichever is longer, without the prior consent of The Toronto Stock Exchange and any other regulatory body having jurisdiction.

DATED at Vancouver, British Columbia, this day of January, 2003.

____________________________________

(Name of Purchaser)

_________________________________________

(Authorized Signatory)

________________________________________

(Official capacity-please print)

________________________________________

(Please print here name of individual whose

signature appears above, if different from name of Purchaser printed above)

SCHEDULE “C”

CERTIFICATE OF U.S. PERSON

The Purchaser covenants, represents and warrants to Minco Mining and Metals Corporation (the “Issuer”) that:

(a)  it understands that the convertible debentures of the Issuer subscribed for by the Purchaser and the Common Shares issuable upon conversion thereof (the “Securities”) have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”) and that the sale contemplated hereby is being made in reliance on an exemption from such registration requirement;

(b)  it acknowledges that it has not purchased the Securities as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(c)  it understands and agrees that there may be material tax consequences to the Purchaser of an acquisition or disposition of the Securities. The Issuer gives no opinion and makes no representation with respect to the tax consequences to the Purchaser under United States, state, local or foreign tax law of the undersigned's acquisition or disposition of such securities;

(e)  it understands and acknowledges that upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable state securities laws and regulations, the certificate(s) representing the Securities will bear a legend in substantially the following form:

“The shares represented by this Certificate have not been registered under the U.S. Securities Act of 1933, as amended, or any State securities laws (the “Acts”). The shares have been acquired for investment and may not be sold or offered for sale in the absence of an effective registration statement for the shares under the Acts or an opinion of counsel satisfactory to the Company that such registration is not required.”

(f) it consents to the Issuer making a notation on its records or giving instructions to the registrar and transfer agent of the Issuer in order to implement the restrictions on transfer set forth and described herein;

(g)  if an individual, it is a resident of the state or other jurisdiction listed in its address on the signature page of the Subscription Agreement, or if the Purchaser is not an individual, the office of the Purchaser at which the Purchaser received and accepted the offer to purchase the Shares is the address listed on the signature page of the Subscription Agreement;

(h)  it has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Securities and it is able to bear the economic risk of loss of its entire investment;

(i)  the Issuer has provided to it the opportunity to ask questions and receive answers concerning the terms and conditions of the offering and it has had access to such information concerning the Issuer as it has considered necessary or appropriate in connection with its investment decision to acquire the Securities;

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(j)  it is acquiring the Securities for its own account, for investment purposes only and not with a view to any resale, distribution or other disposition of the Securities in violation of the United States securities laws;

(k)  if it decides to offer, sell or otherwise transfer any of the Securities, it will not offer, sell or otherwise transfer any of such Securities directly or indirectly, unless:

(i)  the sale is to the Issuer;

(ii) the sale is made outside the United States in a transaction meeting the requirements of Rule 904 of Regulation S under the Securities Act and in compliance with applicable local laws and regulations;

(iii) the sale is made pursuant to the exemption from the registration requirements under the Securities Act provided by Rule 144 thereunder and in accordance with any applicable state securities or “Blue Sky” laws; or

(iv) the Securities are sold in a transaction that does not require registration under the Securities Act or any applicable state laws and regulations governing the offer and sale of securities, and it has prior to such sale furnished to the Issuer an opinion of counsel reasonably satisfactory to the Issuer.

(l)  it satisfies one or more of the categories indicated below (please place an “X” on the appropriate line(s):

_______________	Category 1.	A bank, as defined in Section 3(a)(2) of the Act, whether acting in its individual or fiduciary capacity; or

_______________	Category 2.	A savings and loan association or other institution as defined in
Section 3(a)(5)(A) of the Act, whether acting in its individual or fiduciary capacity; or

_______________	Category 3.	A broker or dealer registered pursuant to Section 15 of the Securities
Exchange Act of 1934; or

_______________	Category 4.	An insurance company as defined in Section 2(13) of the Act; or

_______________	Category 5.	An investment company registered under the Investment Company
Act of 1940; or

_______________	Category 6.	A business development company as defined in Section 2(a)(48) of the Investment Company Act of 1940; or

_______________	Category 7.	A small business investment company licensed by the U.S. Small
Business Administration under Section 301(c) or (d) of the Small
Business Investment Act of 1958; or

_______________	Category 8.	A plan established and maintained by a state, its political subdivision or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, with assets in excess of US $5,000,000; or

4

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_______________	Category 9.

An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered advisor, or an employee benefit plan with total assets in excess of US $5,000,000 or, if a self-directed plan, the investment decisions are made solely by persons who are accredited investors; or

_______________	Category 10.	A private business development company as defined in Section 202(a)(22) of the Investment Advisors Act of 1940; or

_______________	Category 11.

An organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust, or a partnership, not formed for the specific purpose of acquiring the Shares with total assets in excess of US $5,000,000; or

_______________	Category 12.	A director, executive officer or general partner of the Issuer; or

_______________	Category 13.	A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of this purchase exceeds US $1,000,000; or

_______________	Category 14.	A natural person who had an individual income in excess of US $200,000 in each year of the two most recent years or joint income with that person' s spouse in excess of US $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

_______________	Category 15.

A trust, with total assets in excess of US $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in SEC Rule 506(b)(2)(ii); or

_______________	Category 16.	An entity in which each of the equity owners meets the requirements of one of the above categories.

________________________________________________________________________

Date

______________________________________________________________

Duly authorized signatory for Purchaser

_______________________________________________________________________

(Print name of Purchaser)

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